FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 19, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces preparations to raise debt

Netanya, Israel – January 19, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that its Board of Directors has instructed the Company to commence preparations for raising debt by offering to the public, in Israel only, additional series D debentures or debentures of new series, in an aggregate principal amount of up to approximately NIS 200-300 million, under the Company's shelf prospectus.

In preparation to the potential offering of a new series of debentures, the Company published today an amendment to the indenture filed within such shelf prospectus and filed such amendment and a draft amendment to the shelf prospectus with the Israeli Securities Authority, or ISA and the Tel Aviv Stock Exchange, or TASE. The amendment provided the following additional undertakings by the Company, in regards to such new series, if offered by the Company: negative pledge, a covenant not to distribute more than 100% of the profits available for distribution as dividends according to the applicable Israeli law, a covenant to have the debentures rated by a rating company (in as much as under the Company's control) and an obligation to pay additional interest for certain ratings decreases. The Company also provided in the amendment additional causes for immediate repayment of the new series in any of the following events: cross default, failure of the Company's main business to be communications,  suspension of trading of the debentures over a certain period and default on the Company's above undertakings regarding dividend distributions and rating of  the debentures (over a certain period). The offering of new series of debentures, if so decided, is subject to the filing of a final amendment to the shelf prospectus and approval of the ISA and TASE to such amendment. The contemplated offering, under both options, will also require filing of a supplemental shelf offering report with the ISA and TASE.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to a further approval of the Company's Board of Directors. There is no assurance that such offering will be executed, nor as to its timing, terms and amount.

The Company intends to use the net proceeds of such contemplated offering, if executed, for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under the Company's debentures, and continued dividend distribution as customary in the Company, subject to the decision of the Company’s board of directors from time to time.

See "Item 5. Liquidity and Capital Resources – Debt Service" of the Company's annual report on Form 20-F for the year ended December 31, 2010, the Company's current report filed on May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – Issuance of Debentures", the Company's current report filed on August 8, 2011, under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period – Shelf Prospectus and Decision to raise Debt" and the Company's current report filed on November 15, 2011, under "Other developments during the third quarter of 2011 and subsequent to the end of the reporting period – Debt Raising" for details of the Company's shelf prospectus and public debentures; “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy” for details of the Company's dividend policy.

The contemplated offering described in this press release, will be made, if made, in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

In preparation for the contemplated offering, the Company also provides the following information:

The fourth quarter of 2011 was characterized by reorganization of the Company's operations, following the acquisition of Netvision Ltd. or Netvision, as the Company began the combination of both companies' business operation into a communications group, including the implementation of efficiency measures, in order to benefit the synergies thereof.  The Company has not yet finalized its results for the fourth quarter of 2011.  However, based on preliminary estimates (which are subject to change), the previously announced adverse effects of several regulatory changes on the Company's results of operations, which have and are expected to continue affecting the Company as well as enhanced effects of seasonality and one time effects during Q4/2011, including a class action decided against the Company (see the Company's current report filed on November 15, 2011 and the Company's current report filed on December 8, 2011), adversely affected the Company's results of operations, whereas efficiency measures and synergies pursuant to the Netvision merger are not yet reflected in Q4/2011 results. It is currently estimated that the Company's EBITDA (including Netvision) for Q4/2011 shall be approximately NIS 440-450 million before the one time effect of the class action, and approximately NIS 420-430 million including that one time effect, and the other financial parameters for that period shall be similarly affected. Net income for Q4/2011 shall also be affected by the previously disclosed one time deferred tax expense, due to an increase in deferred tax liability, following the increase of corporate tax (see the Company's current report filed on November 15, 2011, under the financial statements as at September 30, 2011- Note 11). Net income before the one time effects of the class action and deferred tax liability is currently estimated to be approximately NIS 120-130 million, and 70-80 Million including those one time effects.

Risk factors relating to the Company's recently acquired wholly owned subsidiary – Netvision:

Integration of Netvision's business may cause us operating difficulties and expenditures.

The process of integrating Netvision's business into our operations may result in unforeseen operating difficulties and large expenditures and may require significant management attention that would otherwise be available for our ongoing business. These risks may be further intensified due to a number of potential factors, including, among others: changes in the regulatory environment in the Israeli telecommunications market, unanticipated costs or liabilities, multiplicity of information and engineering systems, loss of key employees of Netvision and unrealistic goals or projections for the Netvision business or the merged group, whether due to regulatory changes or otherwise. In addition, changes in the financial condition, business or operations of Netvision may significantly affect our financial condition and results of operations.

Changes in the regulatory environment could adversely affect Netvision's business.

Netvision is subject to regulation on its ongoing operations and could therefore be significantly impacted by decisions of regulators, changes in laws, regulations or government policy affecting its business activities.  The uncertainties and risks surrounding the regulatory framework of the Israeli telecommunications market, some of which we are currently unable to foresee or assess, could negatively affect Netvision's business and prospects. Netvision's operations in ISP services, landline telephony and international calling services are highly regulated. A change in the competitive structure of the market or a change in the regulation on structural separation of different types of services may adversely affect Netvision's results of operations and its ability to compete with other large players in the market, such as Bezeq and Hot.

The current policy of the Ministry of Communications is to encourage new entrants into the telecommunications market in order to increase competition and reduce fees and prices paid by consumers. See our annual report on Form 20-F for the year ended December 31, 2010 under “Item 3. Key Information – D. Risk Factors – Risks related to our Business – We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company - Competition", our current report on Form 6-K filed on June 16, 2011, under "Item 3 – Approval of merger between the Company's subsidiary and Netvision Ltd. – Summary of the Material Provisions of the Appraisal prepared by the Appraiser - Discounted Cash Flow Analysis", and our current report on Form 6-K filed on November 15, 2011, under "Other developments during the third quarter of 2011 and subsequent to the end of the reporting period – Regulation – Recommendations regarding Landline wholesale market"  regarding the recommendations of a public committee appointed by the Ministry of communications to examine Bezeq's tariffs structure, tariffs for landline wholesale services and review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries, published in October 2011 .

Opening the market to additional competition, permitting telecommunications companies to offer bundled services, the recommendations regarding the structural separation and Bezeq's tariffs supervision may have a material adverse effect on Netvision's results of operation as they will enable increased competition in the markets in which Netvision operates. Moreover, it could specifically position Bezeq and Hot, whose existing infrastructure and ability to offer bundled services may significantly harm Netvision's competitive position to provide its customers with landline telephony, ISP services and international telephony. Bezeq and Hot have the advantage of owning their own infrastructure and being able to offer landline, international telephony and ISP services, as well as multichannel television independently of any third party support. If they are allowed to bundle these services, they will have an advantage over other service providers such as Netvision that do not own their own infrastructure.

In addition, the Ministry of Communication has published a hearing on November 2011, in relation to proposed regulation of the underwater international telecom connection from Israel, proposing certain limitations on the agreements with Med Nautilus, Netvision's provider, which shall, among others, limit the discounts and capacity Med Nautilus may provide. Further, Bezeq International, one of Netvision's main competitors in the ILD and ISP markets has recently deployed an underwater cable. Adoption of such changes and the deployment of such cable by Netvision's competitor may harm Netvision's results of operations and competitive position as it shall force Netvision to purchase capacity at less favorable prices, and more so in comparison to its competitor.

Netvision is exposed to risks relating to network infrastructure and information systems and is dependent on services it receives from its external suppliers.

Netvision does not own an independent network for providing the services it offers to its customers. Therefore, Netvision is dependent on its infrastructure providers, such as Med Nautilus, which provides underwater international telecom connections, Bezeq and Hot, which provide broadband connectivity and landline infrastructure. In some cases, these providers are substantially the sole providers of such infrastructure and cannot be replaced. Netvision is also dependent on foreign telecommunications operators for its international communications. Therefore, a termination or amendment of terms of an agreement with any of the infrastructure providers or a with some of the foreign operator at once, disruption in or refusal to provide such infrastructure services, as well as regulatory changes affecting the terms of infrastructure services Netvision receives, may have a material adverse affect on Netvision's ability to provide its services to customers or the profitability of such services.

Netvision's operations are dependant on various information systems. The unauthorized entry to or disruption of operation of these information systems, including due to cyber attacks, may result in damage to Netvision and its customers, including due to inability to provide certain services or provide them with disruptions or inability to bill for services rendered, loss of data of Netvision or that of its customers stored with Netvision, all of which may expose Netvision to legal claims and liability, although Netvision has taken steps to prevent such attacks. Further, attack of Netvisions' customers' information systems, protected by Netvision's data security products, may also expose Netvision to legal claims and liability.

Alternative technology may cause a decline in Netvision's international calling services.

In recent years there has been a decline in use of international calling services through international operators such as Netvision. This is due to, among other things, the development of alternate technologies, such as voice-over-IP, which enable international calls without the services of an international operators. These technologies also pose an alternative to landline communications. If this trend continues and alternate technologies improve or if new ones are developed, the competition in market will increase, which may have a material adverse effect on Netvision's results of operations.

Netvision is required to make large investments in technology and network, which may require additional funds from us or from external sources and may harm our financial condition.

Netvision is required to invest large sums in fixed assets annually in order to maintain a leading, technologically advanced, telecommunications services. This includes increasing the bandwidth of its broadband services to meet increasing consumer demand. Netvision's fixed assets' investments in the years 2009 and 2010 were approximately NIS 103 million (approximately $27 million) and NIS 65 million (approximately $17 million) respectively. This may require Netvision to obtain additional funding from us or from external sources, and may harm our financial condition.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering, the amount to be raised and the use of its proceeds are subject to uncertainties and assumptions about the receipt of the ISA and TASE's approvals for the amendment to the shelf prospectus, the shelf offering and market conditions and sufficient offers received for an adequate price. Said forward-looking statements, relating to the Company's expected results for Q4/2011, are subject to uncertainties and assumptions regarding the 4Q/2011 final results of operations which are currently still in the processing stage and any unexpected events which might effect such results. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.391 million subscribers (as at September 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 19, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel